Wilson Sonsini Goodrich & Rosati Professional Corporation 12235 El Camino Real San Diego, CA 92130 O: 858-350-2300 F: 866.974.7329

May 23, 2023

VIA EDGAR AND OVERNIGHT DELIVERY

Securities and Exchange Commission

Division of Corporation Finance

Office of Life Sciences

100 F Street, N.E.

Washington, D.C. 20549-3720

Attention:	Jenn Do
Vanessa Robertson

Re:	Arcellx, Inc.
Form 10-K for the fiscal year ended December 31, 2022
Filed March 29, 2023
File No. 001-41259

Ladies and Gentlemen:

On behalf of our client, Arcellx, Inc. (the “Company”), we submit this letter in response to comments from the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated May 16, 2023 (the “Comment Letter”), regarding the above-referenced Annual Report on Form 10-K (File No. 001-41259) of the Company, filed on March 29, 2023 (the “Annual Report”).

In this letter, we have recited the comments from the Staff in italicized, bold type and have followed each comment with the Company’s response. References to “we,” “our” or “us” mean the Company or its advisors, as the context may require.

Annual Report on Form 10-K Filed March 29, 2023

Item 1.A Risk Factors

We identified a material weakness in our internal control over financial reporting ...., page 54

1.

Your risk factor states, “The material weakness that we identified will not be considered remediated until management designs and implements effective controls that operate for a sufficient period of time and management has concluded through testing that these controls are effective. We cannot provide any assurances that the measures that we are planning to take will be sufficient to remediate our existing material weakness or prevent future material weaknesses from occurring. We also cannot assure you that we have identified all of our existing material weaknesses. The material weakness and ineffective internal financial and accounting controls and procedures we identified could adversely impact our ability to report our financial results on a timely and accurate basis and could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.” This disclosure appears to contradict the disclosure elsewhere in the document that the material

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SALT LAKE CITY    SAN DIEGO    SAN FRANCISCO    SEATTLE    SHANGHAI    WASHINGTON, DC    WILMINGTON, DE

Securities and Exchange Commission

May 23, 2023

weakness has been remediated as of December 31, 2022. Please provide us with your revised disclosure for future filings to address this apparent inconsistency.

The Company acknowledges the Staff’s comment and respectfully advises the Staff that in future filings the Company plans to include the following revised risk factor disclosure:

“We identified a material weakness in our internal control over financial reporting in the quarter ending September 30, 2022 which was remediated as of December 31, 2022. Any future material weakness identified may adversely affect our business, reputation and stock price.

During the quarter ended September 30, 2022, our management and Audit Committee concluded that we had a material weakness in our internal control over financial reporting relating to accounting for research and development expenses and related accounts. The effects of errors in such accounting resulted in an overstatement of research and development expenses, resulting in a restatement of the condensed consolidated financial statements contained in our Quarterly Reports on Form 10-Q for each of the periods ended March 31, 2022 and June 30, 2022, as management determined that the aggregate effect of the individual errors in each period was material to the condensed consolidated financial statements for such fiscal quarters. See Part II, Item 9A “Control and Procedures” for more information about the material weakness that we identified; the material weakness was remediated as of December 31, 2022.

A material weakness is a deficiency, or a combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of our financial statements will not be prevented or detected on a timely basis. Any material weakness(es) that we identify in the future will not be considered remediated until management designs and implements effective controls that operate for a sufficient period of time and management has concluded through testing that such controls are effective. We cannot provide any assurances that the measures that we may take will be sufficient to remediate any such material weakness or prevent future material weaknesses from occurring. While we have remediated the material weakness that we identified, we cannot assure you that we have identified all of our existing material weaknesses.

The material weakness and ineffective internal financial and accounting controls and procedures we identified, though remediated, could nevertheless cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock. In the event we identify an additional material weakness in the future, such an additional material weakness could adversely impact our ability to report our financial results on a timely basis and could likewise cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock.”

Managements Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations

Research and Development Expenses, page 122

2.

Please revise your future filings to break out the ‘other research and development costs’ line item in the table for expenses related to ACLX-001 and ACLX-002 separately. If you do not track this information, please disclose this fact. In addition, you list multiple factors for the increase in internal costs. Please quantify the impact of each significant factor that led to the increase or further break out the internal costs line item in the table by nature.

Securities and Exchange Commission

May 23, 2023

The Company acknowledges the Staff’s letter and confirms that in future filings the Company will (i) break out the ‘other research and development costs’ line item for expenses related to ACLX-001 and ACLX-002 separately and (ii) quantify the impact of each significant factor that led to the increase in internal costs or break out the internal costs line item in the table by nature.

The Company plans to disclose Results of Operations Research and Development Expenses in the Management’s Discussion and Analysis of Financial Condition and Results of Operations beginning in the quarter ended June 30, 2023 as follows:

Research and Development Expenses

The detail of our external and internal research and development costs is as follows (in thousands):

	Three Months Ended June 30,			Six Months Ended June 30,
	2023	2022	Change	2023	2022	Change
External costs:
CART-ddBCMA	$—	$—	$—	$—	$—	$—
ACLX-001
ACLX-002
Other research and development costs	—	—	—	—	—	—

Total external costs	—	—	—	—	—	—
Internal costs	—	—	—	—	—	—

Total research and development expenses	$—	$—	$—	$—	$—	$—

Research and development expenses were $[●] million for the three months ended June 30, 2023 compared to $[●] million for the three months ended June 30, 2022, an increase of $[●] million. This increase in research and development expenses was driven by [●]. Research and development expenses were $[●] million for the six months ended June 30, 2023 compared to $[●] million for the six months ended June 30, 2022, an increase of $[●] million. This increase in research and development expenses was driven by [●]. Internal costs for the three months and six ended June 30, 2023 consists of employee related costs of $[●] million and $[●] million and facility related expenses of $[●] million and $[●] million, respectively. Internal costs increased $[●] million and $[●] million, respectively during the three- and six-month periods ending June 30, 2023 as compared to the previous year, primarily due to a $[●] million increase in employee costs and a $[●] million increase in facilities costs.

* * * *

Please direct any questions with respect to this letter to me at (858) 350-2393 or dkoeppen@wsgr.com.

Securities and Exchange Commission

May 23, 2023

Sincerely,

WILSON SONSINI GOODRICH & ROSATI
Professional Corporation

/s/ Daniel R. Koeppen
Daniel R. Koeppen

cc:	Michelle Gilson, Arcellx, Inc.

Maryam Abdul-Kareem Arcellx, Inc.

Robert Wernli, Wilson Sonsini Goodrich & Rosati, P.C.

Jennifer Fang, Wilson Sonsini Goodrich & Rosati, P.C.